UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

HeadHunter Group PLC

(Name of Issuer)

American Depositary Shares Representing Ordinary Shares

(Title of Class of Securities)

42207L106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42207L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC 95-4575414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

A California Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

934,185

	6	SHARED VOTING POWER

2,450,712

	7	SOLE DISPOSITIVE POWER

1,156,958

	8	SHARED DISPOSITIVE POWER

2,450,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,607,670

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

CUSIP No.	42207L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Virtus Investment Advisers, Inc. 04-2453743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

2,475,576

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

2,475,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,475,576

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

The beneficial ownership reported by Virtus Investment Advisers, Inc. “(“VIA”) includes shares that are beneficially owned by VIA by virtue of its sub-advisory relationships with Kayne Anderson Rudnick Investment Management, LLC (“KAR”) as well as investment advisers other than KAR. The holdings from those other sub-advisory relationships other than KAR do not by themselves trigger a separate filing obligation for VIA.

Item 1.

(a)	Name of Issuer
HeadHunter Group PLC

(b)	Address of Issuer’s Principal Executive Offices
Dositheou, 42 Strovolos Nicosia 2028 Cyprus

Item 2.

(a)	Name of Person Filing
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC

(2)	Virtus Investment Advisers, Inc.

(b)	Address of Principal Business Office or, if none, Residence
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067
(2)	Virtus Investment Advisers, Inc. One Financial Plaza, Hartford, CT 06103

(c)	Citizenship
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: A California Limited Liability Company
(2)	Virtus Investment Advisers, Inc.: Massachusetts

(d)	Title of Class of Securities
American Depositary Shares Representing Ordinary Shares

(e)	CUSIP Number
42207L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 3,607,670
(2)	Virtus Investment Advisers, Inc.: 2,475,576

(b)	Percent of class:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 7.12%
(2)	Virtus Investment Advisers, Inc.: 4.89%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 934,185
(2)	Virtus Investment Advisers, Inc.: 0

(ii)	Shared power to vote or to direct the vote:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 2,450,712
(2)	Virtus Investment Advisers, Inc.: 2,475,576

(iii)	Sole power to dispose or to direct the disposition of:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 1,156,958
(2)	Virtus Investment Advisers, Inc.: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 2,450,712
(2)	Virtus Investment Advisers, Inc.: 2,475,576

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Virtus Investment Advisers, Inc. has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kayne Anderson Rudnick Investment Management, LLC

Date: February 14, 2023	By:	/s/ Michael Shoemaker
Name: Michael Shoemaker
Title: Chief Compliance Officer

Virtus Investment Advisers, Inc.

Date: February 14, 2023	By:	/s/ David Fusco
Name: David Fusco
Title: Vice President and Chief Compliance Officer

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)